FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

PrimeWest Energy Trust
5100, 150 - 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7

2.

Date of Material Change:

September 24, 2007

3.

News Release:

A news release announcing the material change was issued on September 24, 2007 for distribution through Marketwire.

4.

Summary of Material Change:

PrimeWest Energy Trust (the “Trust”) and PrimeWest Energy Inc. (“PEI”) have entered into an agreement (the “Arrangement Agreement”) with 1350849 Alberta Ltd. (the “Purchaser”) and TAQA North Ltd. (“TAQA North”), both of which are wholly-owned subsidiaries of Abu Dhabi National Energy Company PJSC, whereby the Purchaser will acquire all of the issued and outstanding trust units of the Trust and all of the issued and outstanding exchangeable shares of PEI pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).

5.

Full Description of Material Change:

The Arrangement and the Arrangement Agreement

Pursuant to the Arrangement Agreement, the Purchaser will acquire all of the issued and outstanding trust units of the Trust (the “Units”) and all of the issued and outstanding exchangeable shares of PEI (the “Exchangeable Shares”).  Under the terms of the Arrangement Agreement, the holders of Units will receive Cdn$26.75 cash consideration per Unit and the holders of Exchangeable Shares will receive cash consideration calculated on the basis of the exchange ratio in effect at the time the transaction is completed.

The aggregate value of the Arrangement, including the debt carried by the Trust and its subsidiaries, is approximately Cdn$5.0 billion on a fully diluted basis.  The consideration per Unit pursuant to the Arrangement Agreement represents a 26.5% premium over the 30 day weighted average trading price of the Units on the Toronto Stock Exchange up to and including September 21, 2007.

The Arrangement Agreement also permits the Trust to maintain its current monthly distribution at an amount not greater than Cdn$0.25 per Unit payable in each of the months of October and November 2007.  Therefore, if the effective date of the Arrangement occurs in November 2007, the final distribution to unitholders will be paid on November 15, 2007.  However, if the unitholder meeting is held on or before November 30, 2007 and the effective date of the Arrangement is delayed beyond the third business day of the following month, the Arrangement Agreement permits the Trust to continue to pay monthly distributions.  If the Trust is permitted to pay distributions after November 2007, the distribution amount will be set at the discretion of the Board of Directors of PEI, but will not exceed Cdn$0.25 per Unit per month.

The Trust is suspending the operation of its premium distribution, distribution reinvestment and optional trust purchase plan with respect to any distribution on the Units occurring after October 15, 2007.

The Arrangement is subject to court and regulatory approval and other conditions that are typical of transactions of this nature, including the approval by the holders of at least 66⅔% of the Units, Exchangeable Shares and unit appreciation rights, voting together as a single class, represented in person or by proxy at the unitholder meeting.  It is anticipated that the unitholder meeting will be held in late November 2007, with completion of the Arrangement expected shortly thereafter.  An information circular is expected to be mailed to the unitholders in late October 2007.

Under the Arrangement Agreement, the Trust has agreed that it will not solicit, initiate or encourage any discussions concerning the sale of material assets or any other business combination and that it will provide the Purchaser with an opportunity to match competing, unsolicited proposals for a period of 48 hours.  The Arrangement Agreement also provides that the Trust shall pay a non-completion fee of Cdn$75 million to the Purchaser if the Arrangement is not completed in certain circumstances.

In accordance with the terms of the indenture governing the Trust’s convertible debentures, the Purchaser will make an offer to purchase all of the outstanding debentures for a cash consideration equal to 101% of the face value thereof, plus accrued and unpaid interest, within 30 days following the effective date of the Arrangement.

A copy of the Arrangement Agreement is accessible on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov/edgar.shtml, respectively, under the Trust’s profile.

Recommendation of the Board of Directors

The Board of Directors of PEI, as manager of the Trust, has unanimously approved the Arrangement and based, in part, on the fairness opinion from the Trust’s financial advisor discussed below, determined that the Arrangement is in the best interests of the Trust and the holders of the Units and Exchangeable Shares, and is fair from a financial point of view to such holders.  Therefore, the Board of Directors of PEI has resolved to recommend that such holders vote their respective securities in favour of the Arrangement.  Each member of the Board of Directors of PEI has indicated his intention to vote his Units and Exchangeable Shares in favour of the Arrangement.

Financial and Advisor

CIBC World Markets Inc. is acting as sole financial advisor to the Trust with respect to the Arrangement and has provided the Board of Directors of PEI, as manager of the Trust, with an opinion regarding the proposed transaction.  Subject to review of final documentation, this opinion indicates that the consideration to be received by the holders of Units and Exchangeable Shares of the Trust under the Arrangement is fair, from a financial point of view, to all such holders.

Forward-Looking Statements

This document contains forward-looking statements.  These statements relate to future events or performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions.  By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties’ control, including the impact of general economic conditions, industry conditions, changes in laws and regulations, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserves estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources and geological, technical, drilling and processing challenges.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived.  The Trust disclaims any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.  The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered for sale in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential bases in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.

Executive Officer:

The following senior officer of PEI is knowledgeable about the material change:

Doug Fraser, Vice-President, Finance and Chief Financial Officer
Tel:

(403) 699-7211

9.

Date of Report:

September 26, 2007.